Oncolytics Biotech® Chief Medical Officer to Facilitate Roundtable Discussion
at the US Immuno-Oncology Strategy Meeting
- Dr. Andres Gutierrez will Facilitate Discussion on Next Generation
Immuno-Oncology Combinations for Cancer -

CALGARY, AB and SAN DIEGO, CA March 8, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn “cold” tumors “hot”, today announced that Dr. Andres Gutierrez, Oncolytics' Chief Medical Officer, will facilitate a roundtable discussion at hubXchange’s inaugural US Immuno-Oncology Strategy Meeting. The “Combination Therapies: Next Generation I-O Combinations for Cancer” roundtable discussion will occur at 9:00 am ET on March 14, 2018 in Philadelphia, PA.

Topics to be discussed during the session include:

•	Preferred agents capable of turning “cold” tumors “hot” to synergize with PD-1’s and PD-L1’s

•	How much preclinical evaluation is needed for new I-O combos

•	How to optimize trial design to evaluate optimal dose and schedule for combination agents that may differ across distinct indications

•	Testing triple I-O combinations

•	What will be the next I-O backbone agent to be tested beyond PD-1 and PD-L1 blockade

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Mark Corbae Canale Communications 619-849-5375 mark@canalecomm.com